June 6, 2018

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Veoneer, Inc.

Registration Statement on Form 10-12B

File No. 001-38471

Dear Ms. Raminpour:

Reference is made to the Registration Statement on Form 10 (File No. 001-38471), as amended (the “Registration Statement”), filed by Veoneer, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Board of Directors of Autoliv, Inc. (“Autoliv”) has set June 12, 2018 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur on June 29, 2018. Autoliv and the Company would like to make the information statement filed as an exhibit to the Registration Statement available to the stockholders of Autoliv as soon as possible. Accordingly, the Company hereby requests that the effective date of the Registration Statement be accelerated to 9:00 a.m., Eastern Time, on June 8, 2018, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If you have any questions concerning this letter, please feel free to contact Dennis O. Garris of Alston & Bird LLP at (202) 239 3452. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Garris and that such effectiveness also be confirmed in writing.

Sincerely,

VEONEER, INC.

/s/ Mathias Hermansson
Mathias Hermansson
Chief Financial Officer